SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE

July 6, 2021

Via EDGAR and Federal Express

Pam Howell, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Membership Collective Group Inc.
Registration Statement on Form S-1
Filed on June 21, 2021
File No. 333-257206

Dear Ms. Howell:

On behalf of Membership Collective Group Inc. (the “Registrant”), we hereby submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement on Form S-1 (the “Registration Statement”), as set forth in the Staff’s letter dated June 24, 2021. Concurrently with this letter, we are filing with the Commission Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”). For the Staff’s reference, we are also providing to the Staff a copy of this letter, a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show all changes from the Registrant’s Registration Statement filed with the Commission on June 21, 2021.

In this letter, we have recited the comments from the Staff in bold type. The responses follow each comment and, where applicable, include page references to the Registration Statement indicating where disclosure has been added in response to the Staff’s comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Form S-1 filed June 21, 2021

Consolidated Statements of Operations, page F-46

1.

We note your revised disclosure in response to prior comment 9. Please revise the parenthetical disclosure to quantify the amount of depreciation and amortization excluded from each Operating expenses financial statement line item for each period, consistent with SAB Topic 11B.

Response: The Registrant has revised its disclosure on pages 28, 30, 80, 82, 101, 111, 122, F-4 and F-46 to quantify the amount of excluded depreciation and amortization for the relevant Operating expenses line items.

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (212) 839-5684 or at sgandhi@sidley.com or Robert A. Ryan at (212) 839-5931 or at rryan@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Brigitte Lippmann, Esq., Securities and Exchange Commission

Andrew Carnie, Membership Collective Group Inc.

Humera Afzal, Membership Collective Group Inc.

Robert A. Ryan, Sidley Austin LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Marcel R. Fausten, Davis Polk & Wardwell LLP